[Letterhead of Tejon Ranch Co.]

May 9, 2013

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Duc Dang

Re:	Tejon Ranch Co. Registration Statement on Form S-3 (File No. 333-184367)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tejon Ranch Co., a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 1:00 p.m. (EST) on May 10, 2013, or as soon as possible thereafter.

The Company hereby acknowledges that:

•

Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Filing by telephone call to Mark Lahive of Gibson, Dunn & Crutcher LLP, at (310) 552-8580.

Mr. Duc Dang

Securities and Exchange Commission

Please do not hesitate to contact the undersigned at (661) 663-4222, or Mark Lahive of Gibson, Dunn & Crutcher LLP at (310) 552-8580 with any questions or comments with respect to this letter.

Very truly yours,

Tejon Ranch Co.

By:	/s/ Allen Lyda
Allen Lyda
Senior Vice President &
Chief Financial Officer

cc: Mark Lahive, Gibson, Dunn & Crutcher LLP